Filed by Strathcona Resources Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MEG Energy Corp.

Commission File No. 132-02876

The following article was published by Bloomberg on July 21, 2025, in connection with an interview featuring Executive Chairman of Strathcona Resources Ltd. (“Strathcona”), Adam Waterous, where Mr. Waterous discussed Strathcona's offer (the "Offer") to purchase all of the issued and outstanding common shares (the "MEG Shares") in the capital of MEG Energy Corp. ("MEG") not already owned by Strathcona and its affiliates.

By Robert Tuttle

July 21, 2025

Strathcona Plans Special Dividend If Takeover of MEG Fails

July 21 (Bloomberg) - Strathcona Resources Ltd. plans to issue a special dividend and increase the liquidity of shares traded should the company’s takeover attempt of MEG Energy Corp. fall through.

Buying MEG is not “Plan A” for Strathcona, chairman Adam Waterous said Monday about the Canadian oil company’s C$6.6 billion ($4.4 billion) hostile takeover attempt of the rival oil sands producer. A failure won’t be a major setback, he said. Waterous mentioned the dividend on the “In the Money With Amber Kanwar” podcast earlier this month.

“If we don’t buy MEG, we’ll probably issue a special dividend of about C$10 a share,” Waterous said in an interview with Bloomberg. “We’re in a very fortunate situation that our status quo situation is extremely compelling.”

In May, Strathcona offered about C$23.27 per MEG share in a cash-and-stock offer for the company shortly after agreeing to sell its assets in the Montney shale formation in western Canada in a C$2.8 billion deal. Last month, MEG’s board advised shareholders to reject Strathcona’s bid, calling it inadequate and saying that combining with Strathcona would expose its investors to “inferior assets.” The board also started a strategic review that may include finding other offers.

A takeover of MEG, which Waterous called “Plan A+,” would be the biggest acquisition yet for Strathcona, which the former investment banker built through a flurry of deals over the past decade. The deal would make Strathcona a major heavy crude oil producer, adding MEG’s roughly 100,000 barrels of daily output from its Christina Lake asset to Strathcona’s projected 120,000 barrels of daily production.

The proposal would provide MEG shareholders with synergies by being part of a larger company with multiple operations, and a successful takeover would upgrade Strathcona to investment grade and increase the company’s liquidity so that the shares would be included on stock indexes, Waterous said.

Strathcona became a public company two years ago through an all-share purchase of Pipestone Energy Corp., but 91% of the shares were held by Waterous Energy Fund through a series of partnerships. Since then, WEF has begun to unwind those partnerships, cutting its stake to about 80%. With or without a MEG deal, WEF’s ownership of Strathcona is set to be unwound further in the coming years and shares distributed to limited partners, Waterous said.

“A couple of years from now, Waterous will have distributed all of our partnerships, and the company will have become widely held,” he said.

Strathcona’s shares were down 0.9% on Monday to C$32.57 in Toronto. MEG shares fell 0.3% to C$26.54.

(Updates with mention of dividend on an earlier podcast in second paragraph.)

Reporting by Robert Tuttle.

Additional Information and Where to Find It

This communication relates to the Offer. In connection with the Offer, Strathcona has filed and will file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form F-10 (the “Registration Statement”) under the United States Securities Act of 1933, as amended, which includes the Offer to Purchase and Bid Circular dated May 30, 2025 (the “Offer to Purchase and Circular”) and other documents related to the Offer. This communication is not a substitute for the Registration Statement, the Offer to Purchase and Circular or any other relevant documents filed with the applicable Canadian securities regulatory authorities or the SEC. MEG shareholders and other interested parties are urged to read the Registration Statement, the Offer to Purchase and Circular, all documents incorporated by reference therein, all other applicable documents and any amendments or supplements to any such documents when they become available, because they do and will contain important information about Strathcona, MEG and the Offer.

The Registration Statement, Offer to Purchase and Circular and other materials filed or that will be filed by Strathcona with the SEC will be available electronically without charge at the SEC’s website at www.sec.gov. The Registration Statement, Offer to Purchase and Circular, documents incorporated by reference therein and other relevant documents may also be obtained on request without charge from Strathcona by email at info@strathconaresources.com or by phone at (403) 930-3000 or Laurel Hill Advisory Group, the information agent for the Offer, by email at assistance@laurelhill.com or by phone at 1-877-452-7184 (Toll-Free), and will also be available electronically at www.sedarplus.ca.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona common shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer to Purchase and Circular and the related documents, contain important information about the Offer and should be read in its entirety by MEG shareholders.

Cautionary Statement Respecting Information of MEG

Strathcona has not had access to the non-public books and records of MEG and Strathcona is not in a position to independently assess or verify certain of the information in MEG's publicly filed documents, including its financial statements and reserves disclosures. MEG has not reviewed this communication and has not confirmed the accuracy and completeness of the information in respect of MEG contained herein. As a result, all information regarding MEG included herein has been taken from, or is based upon, publicly available information filed by MEG with the applicable securities regulatory authorities in Canada prior to the date hereof and other public sources. While Strathcona has no reason to believe that such publicly available information is inaccurate or incomplete, or contains any untrue statement of a material fact or omits to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, Strathcona does not assume any responsibility for the accuracy or completeness of any such information or for any failure by MEG to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Strathcona.

Forward-Looking Information

This communication contains certain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of applicable U.S. securities laws (collectively, "forward-looking information") and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and is therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as "believes", "plans", "expects", "intends" and "anticipates", or variations of such words, and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking information contained in this communication includes, but is not limited to, statements relating to: the expected benefits of the Offer and the combination of Strathcona and MEG, both to MEG shareholders and Strathcona shareholders; the anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG, including, but not limited to: the size and scale of the combined company; the expected potential cost synergies identified by Strathcona in connection with the combination of MEG and Strathcona, including with respect to operating costs, among others, and the related benefits thereof; other anticipated strategic, operational and financial benefits that may result from the combination of Strathcona and MEG; and the expected pro forma ownership of the combined company by the MEG shareholders and the Strathcona shareholders, including Waterous Energy Fund and Waterous Energy Fund III LP.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the success of Strathcona’s operations and growth and expansion projects; expectations regarding production growth, future well production rates and reserve volumes; expectations regarding Strathcona’s capital program; the outlook for general economic trends, industry trends, prevailing and future commodity prices, foreign exchange rates and interest rates; the availability of third party services; prevailing and future royalty regimes and tax laws; future well production rates and reserve volumes; fluctuations in energy prices based on worldwide demand and geopolitical events; the impact of inflation; the integrity and reliability of Strathcona’s assets; decommissioning obligations; and the governmental, regulatory and legal environment, including expectations regarding the current and future carbon tax regime and regulations. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this communication is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: changes in commodity prices; changes in the demand for or supply of Strathcona’s products; changes in general economic and market conditions in Canada, the United States and elsewhere; determinations by the Organization of the Petroleum Exporting Countries and other countries as to production levels; unanticipated operating results or production declines; changes in tax or environmental laws, climate change, royalty rates, tariff rates or other regulatory matters; changes in Strathcona’s development plans or by third party operators of Strathcona’s properties; failure to achieve anticipated results of its operations; competition from other producers; inability to retain drilling rigs and other services; incorrect assessment of the value of acquisitions; delays resulting from or inability to obtain required regulatory approvals; increased debt levels or debt service requirements; inflation; changes in foreign exchange rates; inaccurate estimation of Strathcona’s oil and gas reserve and contingent resource volumes; limited, unfavorable or a lack of access to capital markets or other sources of capital; increased costs; a lack of adequate insurance coverage; and the impact of competitors. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Strathcona. Strathcona’s Annual Information Form for the year ended December 31, 2024 and other documents filed by Strathcona with the applicable Canadian securities regulatory authorities (available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca) further describe risks, material assumptions and other factors that could influence actual results.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this communication speaks only as of the date of this communication and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

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